SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Investment in KT Capital

1.	Details of KT Capital

A.	Name: KT Capital

B.	Representative director: To be elected

C.	Business area: Capital lease

2.	Details of investment

A.	Total amount invested (KRW): 100,000,000,000

B.	Equity capital: 8,009,469,000,000

C.	Percentage of investment amount compared with equity capital (%): 1.25

3.	Shareholding ratio after investment: 100%

4.	Investment method: cash payment

5.	Purpose of investment: Injection of capital for operation of the affiliated company

6.	Total assets at the end of 2005 (KRW): 17,936,509,000,000

7.	Amount paid/total assets (%): 0.56

8.	Scheduled date of investment: December 11, 2006

9.	Date of board resolution: November 1, 2006

10.	Attendance of auditors: present

11.	KT Capital is a new company to be spun off from KT Rental Corp., one of KT Corporation’s subsidiaries. Summary financial data of KT Rental Corp. is shown below:

(in millions of KRW)

Period	Assets	Liabilities	Shareholders’ Equity	Common Stock	Revenues	Net Income
As of and for the six months ended on June 30, 2006	350,978	306,013	44,965	35,000	76,896	919
As of and for the year ended on December 31, 2005	344,926	300,880	44,046	35,000	31,121	1,310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director